October 21, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-0404

RE:    ONEOK, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 001-13643

ONEOK, Partners, L.P.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
Form 10-Q for the quarter ended June 30, 2015
Filed August 5, 2015
File No. 001-12202

Dear Ms. Thompson:

This letter is to respond to the Securities and Exchange Commission Staff’s letter of comment dated September 30, 2015, concerning the referenced filing of ONEOK, Inc. (“ONEOK”) and ONEOK Partners, L.P. (“ONEOK Partners”).

Form 10-K for the year ended December 31, 2014

Consolidated Statements of Income, page 78

1.	We note your response to comment 4 and have the following comments:

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You indicate that in the Natural Gas Gathering and Processing segment, you generate revenue primarily from POP contracts that include fee-based components. Please explain the terms of these contracts to us in more detail to assist us in better understanding how you are compensated both based on the sales price of the commodities and based on the volumes you gathered, processed, treated and/or compressed. Given that the majority of your revenue is labeled as commodity sales, please also tell us the portion of the hydrocarbon stream to which you take title and the point in time at which you take title to it. If you take title to different portions of the hydrocarbon stream at different times during the gathering, processing and transportation of such hydrocarbons, or if you take title to hydrocarbons in some

ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103
www.oneok.com

Ms. Jennifer Thompson
October 21, 2015

contracts but not others, please clearly explain that in your response. Based on your response, please explain to us the types of transactions for which you classify revenues as commodity sales and the types of transactions for which you classify revenues as services.

Response:

We discuss our contracts in the Natural Gas Gathering and Processing segment in the description of our business on page 8 of the ONEOK Annual Report on Form 10-K for the year ended December 31, 2014. In a percent of proceeds (“POP”) with fee contract, we retain a percentage of the proceeds from the sale of residue gas, condensate and natural gas liquids (“commodities”), and charge fees for gathering, compressing, treating and processing our customer’s unprocessed natural gas stream. POP with fee contracts represented approximately 87, 85 and 81 percent of the contracted volumes in the Natural Gas Gathering and Processing segment in 2014, 2013 and 2012, respectively.

We take title to the entire natural gas (hydrocarbon) stream under a POP with fee contract at the point of receipt into our system, which is typically at the wellhead. The natural gas stream we receive at the wellhead is in an unprocessed form, and the commodities contained in the stream must be processed to sell into the market. At the point of receipt, we charge our customer a fee and record service revenue as a portion of our compensation for the services we must provide to gather, compress, treat and process the natural gas stream into commodities that can be sold. The fees effectively are earned contemporaneously as the natural gas stream is received into our system, and we provide those services to redeliver all the commodities to downstream pipelines as our Natural Gas Gathering and Processing segment does not retain any inventory. The POP percentage represents the percentage of the proceeds from the sale of commodities that we remit to our customer, with the remainder retained as part of our compensation, together with the fee components. Commodity sales revenue and cost of sales are recognized when the commodities are sold and stated on a gross basis.

To illustrate this type of contract, assume we have a POP with fee contract with a $0.05 per Mcf (thousand cubic feet of natural gas) fee and a 90 percent POP for commodities, and we receive and take title to 100 Mcf of natural gas from a customer. We gather, compress, treat and process the 100 Mcf of natural gas and produce marketable commodities at the tailgate of our processing plant. Per our contract, we earn $5 (100Mcf x $0.05) of service revenue when we receive the natural gas stream as part of our compensation for the services we provide in order to produce marketable products, which effectively occur contemporaneously. We also sell 100 percent of the commodities produced from the natural gas stream, which is recorded as commodity sales revenue. We pay our customer 90 percent of the value of the commodities sold, which is recorded in “Cost of sales and fuel,” providing us a 10 percent margin on the POP portion of the contract.

Ms. Jennifer Thompson
October 21, 2015

We believe our revenue presentation of “Commodity sales” and “Services” is consistent with the requirement under Rule 5-03(b)(1) to state separately net sales of tangible products and revenues from services. Our commodity sales and related costs of sales are stated on a gross basis in accordance with ASC 605-45, as we are the principal taking title to and having physical risk of loss of the natural gas stream received into our system and assuming the credit risk associated with the sale of the marketable commodities.

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Please explain to us in more detail your statement that your Natural Gas Gathering and Processing and Natural Gas Pipelines segments contain both commodity and service components for which the associated costs are not directly attributable to the revenue stream. Please elaborate on why a reasonable allocation of the direct costs of revenue to product sales versus services based on volumes or some other operating metric is not possible and why you indicate any allocation would be subjective and would not accurately reflect the costs of those revenue streams. Please also provide us with your analysis of whether the portion of your operations and maintenance expense or your depreciation and amortization expense that should be allocated to cost of product sales or services in order to comply with Rule 5-03 of Regulation S-X is material.

Response:

As described above, in our Natural Gas Gathering and Processing segment, our revenue streams are earned and costs of sales are incurred on a single natural gas stream. We incur fuel and other costs, such as transportation costs, to satisfy our contractual obligations to gather, compress, treat, process and sell the natural gas stream. The fuel and other costs are incurred as both the commodity and fee revenues are earned on the same volume and are not directly attributable to the individual revenue components. In addition, the costs incurred to operate our gathering and processing facilities, including operations and maintenance expense and depreciation and amortization expense, relate to the same natural gas stream from which we earn both our commodity and service revenue components.

In the Natural Gas Pipelines segment, under both Firm and Interruptible service contracts, we retain, as part of our compensation, a portion of the transported or stored natural gas in-kind for fuel, which is recognized as services revenue when received and recorded into inventory. We also incur costs as natural gas is used to fuel compressors on our pipelines and storage facilities or is lost and unaccounted for in the normal course of business. If a portion of the retained natural gas is not needed for fuel, it may be sold. When that natural gas is sold, we record commodity sales at the sales price and cost of sales at a weighted average cost of the inventory sold. The costs incurred to operate our pipeline and storage facilities relate to a single volume of natural gas from which we earn transport and storage service revenues and our commodity sales revenue.

Ms. Jennifer Thompson
October 21, 2015

We acknowledge the requirement under Rule 5-03(b)(2) to separately disclose costs and expenses applicable to sales and revenues and considered the guidance in preparing our Form 10-K for the Fiscal Year December 31, 2014. The cost of fuel and other costs for gathering, compression, treating, processing, transporting and storing commodities are attributable to a single volume or stream of hydrocarbons and represented approximately 4 percent of consolidated “Cost of sales and fuel” for each of the years ended December 31, 2014, 2013 and 2012. Therefore, we believe cost of fuel and other costs are an immaterial component of the our “Cost of sales and fuel” caption and does not warrant separate classification pursuant to Rule 5-03(b)(2). Similarly, the costs to operate our assets, including operations and maintenance and depreciation and amortization, are attributable to a single stream of hydrocarbons. Those costs are not direct costs specifically attributable to the individual revenue components. As a result, we believe an allocation of our costs to operate our assets would be arbitrary and not reflective of the costs required to generate each individual revenue component. Therefore, we believe that our expenses are appropriately presented on the Consolidated Statements of Income.

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ONEOK Inc. and ONEOK Partners hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (918) 588-7122, if you need clarification or additional information.

Sincerely,

Sheppard F. Miers, III
Vice President - Chief Accounting Officer

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